USER GUIDE - VIRTUAL MEETING

LUMI

To start

This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask questions and submit your votes in real time.

You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you.

Important Notice for Non-Registered Holders

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote during the meeting.

If you are a non-registered holder and wish to vote at the meeting, you should carefully follow the instructions set out on your voting instruction form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest.

To participate online

Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported.

Using your smartphone, tablet or computer, go to the following address:

Meeting Access

web.lumiagm.com/419748419

You will need the following information to log in:

Meeting ID	Password
419-748-419	ats2024

Registered Shareholders

The 15-digit control number listed on your form of proxy.

Appointed Proxy

The control number or username provided by the transfer agent, provided your appointment has been properly registered.

Caution

Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Registered Shareholders and Appointed Proxy

Select "I have a login".

Guests

Select "I am a guest" and fill in the form.


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Outlook
web.lumiagm.com
LUMI
I have a login
I am a guest
Support

Registered Shareholders

Enter the control number listed on your form of proxy and the password above.

Appointed Proxy

Enter the control number or username provided by the transfer agent and the password above.


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Outlook
agmauth-agm-prod-ca.lumireactor.com
LUMI
Username
Password
LOGIN


HOME
MESSAGING
LUMI agm
PARTICIPATING IN THE MEETING
To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device. Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted.
VOTING
Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen. The resolutions and voting choices will then be displayed. After you vote, a message confirming "vote received" will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press "Cancel".
QUESTIONS
Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question, select the messaging tab at the top of your screen. Type your message within the text box at the top of the messaging screen and
then click the
BROADCAST
that
questions sub
ng via the

Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast.

To listen to the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.


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web.lumiagm.com
Broadcast

Voting

Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab.

To vote, select one of the voting options. Your choice will be highlighted.

A confirmation message will also appear to show your vote has been received.

The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen.

You can change your votes until the end the voting period by simply selecting another choice.


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web.lumiagm.com
482-568-917
VOTING
DOCUMENTS
Poll Open
You have voted on 1 of 3 items
Resolution 1
For - Vote received
For
Against
Withhold
CANCEL
Resolution 2
Select a choice to send.
For
Against
BROADCAST

You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted.

Questions

To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.


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web.lumiagm.com
482-568-917
HOME
MESSAGING
Messaging
Ask a question
M. Smith
What is the dividend rate?
BROADCAST